SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

i-Stat Corporation

(Name of Issuer)

[Common Stock, $.15 par value per share]

(Title of Class of Securities)

450312103

(CUSIP Number)

October 5, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 450312103                                                  Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,483,933 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,483,933 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,483,933 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.178%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 450312103                                                  Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
     (See Item 6)                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,483,933 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,483,933 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,483,933 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.178%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1(a).	Name of Issuer:
i-Stat Corporation (the "Company").
Item 1(b).	Address of Issuer's Principal Executive Offices:
104 windsor Center Drive, East windsor, NJ 08520.
Item 2(a).	Name of Persons Filing:
Cavallo Capital Corp. ("Cavallo") Pine Ridge Financial Inc. ("Pine Ridge")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Cavallo: 660 Madison, 18th Floor, New York, NY 10021.
Pine Ridge: Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O.Box 873, Road Town, Tortolla, BVI.
Item 2(c).	Citizenship:
Cavallo: New York
Pine Ridge: British Virgin Islands
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.15 per share, of the Company (the "Common Stock").
Item 2(e).	CUSIP Number:
450312103
Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:
(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;
(e) [ ]	An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.
Cavallo:
(a)	Amount beneficially owned: 1,483,933 shares of Common Stock*
(b)	Percent of class: 7.178% (based on 20,673,533 shares of Common Stock outstanding), consisting of 20,059,000 shares of Common Stock plus shares issuable upon conversion of preferred shares).
(c)	Number of shares to which Cavallo has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,483,933 shares of Common Stock*
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 1,483,933 shares of Common Stock*
Pine Ridge:
(a)	Amount beneficially owned: 1,483,933 shares of Common Stock.
(b)	Percent of class: 7.178% (based on 20,1673,533 shares of Common Stock outstanding), consisting of 20,059,000 shares of Common Stock plus shares issuable upon conversion of preferred shares).
(c)	Number of shares to which Pine Ridge has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,483,933 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 1,483,933 shares of Common Stock

____________________________

*	Excludes shares of Common Stock that are precluded from issuance under the terms of the issuer's convertible preferred stock and warrants issued to Pine Ridge on August 2, 2001. The terms of such secuities preclude the holder thereof from utilizing its exercise rights (in the case of the warrants) and conversion rights (in the case of the preferred stock) to the extent that such exercise or conversion (as the case may be) would result in such holder and its affiliates beneficially owning in excess of 4.999% (in the case of the warrants) or 9.99% (in the case of the preferred stock) of the outstanding shares of Common Stock following such exercise or conversion.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See the Joint Filing Agreement attached as an exhibit hereto.
Item 9.	Notice of Dissolution of a Group.
Not applicable.
Item 10.	Certification.
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on September [], 2001.

Cavallo Capital Corp.
/s/ Avi vigder
Name:	avi Vigder
Title:	Managing Director
Pine Ridge Financial Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ avi Vigder
	Name:	Avi Vigder
	Title:	Managing Director

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2001

Cavallo Capital Corp.
/s/ Avi Vigder
Name:	Avi Vigder
Title:	Managing Director
Pine Ridge Financial Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ Avi Vigder
	Name:	Avi vigder
	Title:	Managing Director